Mail Stop 4561

July 18, 2008

Hugh Wang
Chairman
Pansoft Company Limited
3/f, Qilu Software Park Building
Jinan Hi-tech Zone
Jinan, Shandong,
People's Republic of China 250101

> **RE:** **Pansoft Company Limited**
> **Registration Statement on Form S-1/A**
> **File No. 333-150992**
> **Date Filed: July 7, 2008**

Dear Mr. Wang:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Summary Financial Information, page 5

1. Please refer to prior comment 8 of our letter dated June 12, 2008. Please confirm that prior to requesting effectiveness of this registration statement, the Company will file a Form S-1/A, which shows the outstanding shares and earnings per share information throughout the document retroactively restated to reflect the impact of the 169.529280 for one split.

Our Corporate Structure, page 25

2. Refer to comment 10 of our letter dated June 12, 2008. Your revisions in response to our prior comment contain general recitations of SAFE regulation of special purpose vehicles, your qualification by SAFE to operate as a special purpose

vehicle, and a statement regarding your belief that you, PJCL, and certain stockholders are in compliance with SAFE Circular No. 75. Consistent with our prior comment, please revise provide more detailed and specific disclosure that (i) outlines the reasons for the establishment of the special purpose entity consolidated structure, (ii) describes the specific role in the business financing of your company and, (iii) discusses how you are currently utilizing the structure. Also clarify whether the offshore special purpose vehicle was formed for purposes of establishing an overseas listing of equity interests in a PRC company. Any disclosure that you provided relating to SAFE regulation should be tied specifically to your historical, current, and future operations.

3.   We note your response to prior comment 11of our letter dated June 12, 2008 where you indicate that Timesway controlled both entities (PJCL and Pansoft) before the June 29, 2006 acquisition and accordingly, you deemed this transaction to be a transfer between entities under common control pursuant to EITF 02-5-3(c). We note, however, that at the time of the June 2006 "transfer," Mr. Tsang was the sole shareholder of Pansoft and Timesway did not obtain an ownership interest in Pansoft until July 10, 2007. Please explain further how you determined that Timesway had an ownership interest in Pansoft at the time of the PJCL acquisition (June 2006) and why you believe this transaction qualifies for a transfer between entities under common control. If the various ownership interests were driven by PRC laws, then explain specifically how such laws relate to these transactions and how they impacted your accounting.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 38

4.   Your disclosures on page 39 states that during the year ended December 31, 2007 approximately 79% of your revenues were generated through the Company's business engagements with PetroChina and Sinopec. Based on the table include therein and your disclosures on page 36, it appears that approximately 92% of your fiscal 2007 income was generated from these two customers. Please confirm and revise your disclosures accordingly.

Note 2. Significant Accounting Policies, page F-6

Revenue Recognition, page F-8

5.   We note your response to comment 20 of our letter dated June 12, 2008, which indicates that the disclosure on page F-8 as quoted in our prior comment actually relates to the Company's accounting for "limited-term warranties" rather than an ongoing maintenance arrangements. You further indicate that the warranty

specifically relates to "implementation problems" from the system the Company develops for its customers. Your response does not appear to support the current disclosures in your document. For instance, your reference to technical support and unspecific upgrades on page F-9 appear to imply software maintenance agreements rather than warranty services. Your response also indicates that the 5% withholding (associated with this warranty) is recorded as deferred revenue and not recognized until the warranty period expires. This statement also differs from your disclosures on page F-8, which indicate that revenue is recognized over the term of the contract on a straight-line basis. Please explain the discrepancies between your response and your current disclosures and revise your disclosures as necessary.

6.   We further note that you defer revenue for warranties when a customer exercises their right to withhold a portion of their payment. Please provide the specific accounting literature you are relying upon in accounting for such warranties. In addition, tell us how you are accounting for your warranty obligations when a customer chooses not to withhold any payments. Please explain further why your accounting would differ for warranties provided under similar contracts. We refer you to SFAS 5 and FTB 90-1.

7.   We note your response to comment 20 of our letter dated June 12, 2008 where you indicate that the Company enters into discrete service agreements with Sinopec and Petro China to provide general IT services and that such agreements are signed separately after the end of the development contract. Please tell us whether you believe these service agreements represent a separate arrangement from your fixed fee contracts or if you believe that both arrangements should be accounted for as one arrangement with multiple deliverables. Tell us specifically how you considered the guidance in paragraph 2 of EITF 00-21 which states that "separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting." As applicable, tell us how you determined the VSOE of fair value for each deliverable pursuant to SOP 97-2 or EITF 00-21. In addition, tell us how you recognize revenue for these arrangements. Please revise your financial statement disclosure to incorporate your response.

8.   We note your response to comment 21 of our letter dated June 12, 2008 where you indicate that the Company's deferred revenue balance comes solely from fixed fee arrangements. It is still not clear why your deferred revenue balance is so low at December 31, 2006 and 2007 and March 31, 2008. For example, given your historical revenues and considering the fact that 5% of the arrangement fee may be withheld and recorded as deferred revenue and also considering the fact that the Company enters into discrete service arrangements, which appear to be subject to revenue deferral, it would seem that the balances would be higher. Please explain

further the source of your deferred revenue. In addition, tell us that nature of your billing arrangements under these fixed fee arrangements. Clarify whether revenues are not billed until earned or whether they are billed based on a billing schedule.

Part II – Information Not Required in Prospectus

Exhibits

9. Refer to comments 27-30 of our letter dated June 12, 2008. Please file the referenced agreements with the next amendment.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Megan Akst at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Bradley A. Haneberg, Esq.
        Kaufman & Canoles
        (804) 771-5777 - facsimile